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                                                                   EXHIBIT 8.4

             [AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P. LETTERHEAD]





                                 August 4, 1998


Insignia Properties Trust
One Insignia Financial Plaza
P.O. Box 19059
Greenville, South Carolina 29602


Dear Sir or Madam:

         You have requested our opinion regarding whether (i) Insignia Properties Trust ("IPT") will qualify as a real estate investment trust (a "REIT") within the meaning of Section 856(a) of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) Insignia Properties, L.P. ("IPLP") and each partnership listed on the Exhibit attached hereto (each a "Partnership") will be treated as a partnership for federal income tax purposes. In rendering our opinion, we have examined such documents as we have deemed necessary. We have assumed the current and continued correctness of the representations made to us by IPT, including, for purposes of whether IPT will be treated as a REIT, whether each partnership in which a Partnership holds an interest is a "partnership" for federal income tax purposes. We have made no independent verification as to the correctness of such representations. Where any such factual representation is qualified to the best knowledge of a person, we have assumed that the representation is correct without regard to such qualification. Further, we assume that all representations by IPT as to value are correct and we have made no independent verification as to such values.

         Our opinion is based on the provisions of the Code, Treasury Regulations promulgated under the Code, judicial authority and currently published revenue rulings and procedures, all as of the date of this letter, and all of which may change at any time. Any change in the relevant facts (including any assumptions upon which this opinion is, in part, based) or law could change our conclusions and would render our opinion inapplicable. This opinion represents our best legal judgment and has no binding effect on the IRS. Accordingly, no assurance can be given that the IRS or a court would concur with the conclusions reached herein.




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Insignia Properties Trust
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August 4, 1998


         Based on the foregoing, assuming that the election and actions of IPT represented to us are and will be observed and completed as applicable in a timely fashion, we are of the opinion that (i) IPT was organized and has operated in conformity with the requirements for qualification as a "real estate investment trust" under the Code beginning with its taxable year ended December 31, 1996 and through the date hereof and, after giving effect to the Merger (as defined in the Amended and Restated Agreement and Plan of Merger, dated May 26,
1998), IPT will continue to qualify as a REIT and (ii) that IPLP and each Partnership will be treated as a partnership for federal income tax purposes.

         We express no opinion as to any other matter. In particular, we express no opinion as to whether any Partnership in which any Partnership owns direct or indirect interests, will be treated as a partnership for federal income tax purposes. No reference may be made to this opinion letter in any financial statement, or document, nor may this opinion letter be distributed in any manner without our prior written consent, except (i) such opinion may be furnished to the IRS in connection with an examination and (ii) we consent to the filing of this opinion as an Exhibit to the Registration Statement.



                                /S/ AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.